Exhibit 99.1

News Release

February 11, 2013

TELUS common shares issued in exchange for non-voting shares start trading on Toronto Stock Exchange

Vancouver, B.C. — TELUS’ non-voting shares (symbol T.A), which were exchanged on a one-for-one basis effective February 4, 2013 pursuant to a court-approved plan of arrangement, were delisted from the Toronto Stock Exchange (TSX) on February 8, 2013. The common shares issued in exchange for such non-voting shares will commence trading on the TSX at the start of trading today under the symbol “T,” the same symbol under which common shares currently trade.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

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For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Robert Mitchell

TELUS Investor Relations

647-837-1606

ir@telus.com